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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A
                                 AMENDMENT NO. 5

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           Metretek Technologies, Inc.
--------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


          Delaware                                      84-1169358
-------------------------------           -------------------------------------
(STATE OF INCORPORATION                   (I.R.S. EMPLOYER IDENTIFICATION NO.)
OR ORGANIZATION)

600 17th Street, Suite 800 North
DENVER, COLORADO                                          80202
----------------------------------------         ----------------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)               (ZIP CODE)

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:


         TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH
         TO BE SO REGISTERED                 EACH CLASS IS TO BE REGISTERED
         ---------------------               ---------------------------------
                  None                                None

IF THIS FORM RELATES TO THE REGISTRATION OF A CLASS OF SECURITIES PURSUANT TO
SECTION 12(b) OF THE EXCHANGE ACT AND IS EFFECTIVE PURSUANT TO GENERAL INSTRUCTION A.(c), PLEASE CHECK THE FOLLOWING BOX. [ ]

IF THIS FORM RELATES TO THE REGISTRATION OF A CLASS OF SECURITIES PURSUANT TO
SECTION 12(g) OF THE EXCHANGE ACT AND IS EFFECTIVE PURSUANT TO GENERAL INSTRUCTION A.(d), PLEASE CHECK THE FOLLOWING BOX. [X]

  SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER TO WHICH THIS FORM RELATES:
                                 Not applicable

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                         Preferred Share Purchase Rights
                         -------------------------------
                                (TITLE OF CLASS)


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         This Form 8-A/A Amendment No. 5 is hereby filed to amend the information set forth in the Form 8-A filed by Metretek Technologies, Inc. (formerly known as Marcum Natural Gas Services, Inc.) on January 10, 1992, as amended.

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         On October 26, 2001, the Board of Directors of Metretek Technologies, Inc., a Delaware corporation (the "Company"), authorized the amendment and restatement of its stockholders rights plan set forth in a Rights Agreement, dated as of December 2, 1991, between the Company and Computershare Investor Services, LLC (formerly known as American Securities Transfer, Inc.), as rights agent (the "Rights Agent"). Pursuant to such authorization, the Company and the Rights Agent entered into an Amended and Restated Rights Agreement, dated as of November 30, 2001 (the "Restated Rights Agreement"). The Board of Directors of the Company determined it was desirable and in the best interests of the Company and its stockholders for the Company to extend and renew the benefits afforded by the original Rights Agreement and to amend certain provisions thereof. The Restated Rights Agreement was adopted in the normal course of updating and extending the original Rights Agreement that was scheduled to expire on December 1, 2001 and not in response to any acquisition proposal.

         The Board of Directors originally adopted the Rights Agreement, and has subsequently authorized the extension and the amendments thereto and the restatement thereof as set forth in the Restated Rights Agreement, in order to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, the Restated Rights Agreement works by imposing a significant economic penalty upon any person or group that acquires 15% or more of the outstanding shares of Common Stock of the Company without the approval of the Board of Directors of the Company. The Restated Rights Agreement should not interfere with any merger or other business combination approved by the Board of Directors.

         On December 2, 1991, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each share common stock, par value $.01 per share ("Common Stock"), of the Company outstanding on December 2, 1991 (the "Record Date"), and further authorized the issuance of one Right for each share of Common Stock issued after the Record Date and prior to the Distribution Date (as defined below). Once exercisable under the Restated Rights Plan, each Right entitles the registered holder thereof to purchase from the Company one one-hundredth of a share of Series C Preferred Stock, par value $.01 per share ("Preferred Shares"), of the Company at a purchase price of $15.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment.

         In the Restated Rights Agreement, the Company has extended the expiration date of its stockholder rights plan and has amended it to reflect prevailing stockholder rights plan terms and to give effect to, and to make certain adjustments as a result of, the July 1998 reverse split of the Common Stock of the Company. The amendments to the Restated Rights Agreement: (i) extend the term of the original Rights Agreement, which was set to expire December 1, 2001, to November 30, 2011; (ii) reduce the number of shares of the Company's Series C Preferred Stock, par value $.01 per share ("Preferred Shares"), purchasable upon exercise of a Right issued thereunder from four one-hundredths of a Preferred Share (resulting from the adjustment due to the July 1998 reverse split of the Common Stock) to one one-hundredth of a Preferred Share; (iii) reduce the purchase price of one-hundredth of a Preferred Share pursuant to each Right from $25.00 to $15.00; (iv) give effect to, and incorporate certain adjustments due to, the July 1998 reverse


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split; (v) reduce the Redemption Price (as defined below) from $.04 to $.01 per
Right; (vi) update the original Rights Agreement to comply with current laws and prevailing stockholders rights plan terms; and (vii) include various other technical amendments.

         The Restated Rights Agreement, including the terms of the Preferred Shares, is attached as an exhibit hereto and incorporated herein by reference. A copy of the Restated Rights Agreement is available upon request free of charge from the Company. The summary description in this report of the Restated Rights Agreement, including the terms of the Rights and the Preferred Shares, does not purport to be complete and is qualified in its entirety by reference to all the provisions of the Restated Rights Agreement, including the exhibits thereto (which exhibits include the rights, privileges and preferences of the Preferred Shares) and the definitions contained therein.

THE RIGHTS

         The Board of Directors of the Company authorized the issuance of one Right with respect to each share of Common Stock outstanding on or issued after December 2, 1991 until the Distribution Date. The Rights currently trade with, and are inseparable from, the Common Stock. Currently, the Rights are attached to and evidenced only by all certificates or book-entry credits representing outstanding shares of Common Stock, and the Rights will be attached to any shares of Common Stock issued until the Distribution Date (as defined below). The Rights will separate from the Common Stock on the Distribution Date.

PURCHASE PRICE

         Each Right entitles the registered holder thereof to purchase from the Company one one-hundredth of a Preferred Share of the Company at a Purchase Price of $15.00 per one one-hundredth of a Preferred Share, subject to adjustment, once the Rights become exercisable. This portion of a Preferred Share will provide the holder of a Right approximately the same dividend, voting and liquidation rights as would one share of Common Stock. Prior to exercise, a Right does not provide its holder any dividend, voting or liquidation rights.

EXERCISABILITY

         The Rights are not exercisable until the Distribution Date. The "Distribution Date" will occur upon the earlier of: (i) ten days following the public announcement (the date of such announcement being the "Shares Acquisition Date") that a person or group of affiliated or associated persons (other than the Company, any such subsidiary of the Company or any employee benefit plan of the Company or any of its subsidiaries) (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of, 15% or more of the then outstanding shares of Common Stock, and (ii) ten business days (or such later date which may be determined by action of the Board of Directors prior to such time as any person or group would become an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. However, American Meter Company, a Delaware corporation, and its associates and affiliates will not be deemed to be an "Acquiring Person" so long as their collective beneficial ownership of Common Stock is below 25% of the outstanding shares of Common Stock. In addition, persons that purchased units of the Company's Common Stock, Series B Preferred Stock and Common Stock Purchase Warrants pursuant to a Securities Purchase Agreement, dated as of


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December 9, 1999, as amended, will not be deemed to become Acquiring Persons based solely upon their purchases of the securities of the Company, and their subsequent acquisition of shares of Common Stock pursuant to the exercise and special conversion of the securities, in accordance with the terms of these securities. After the Distribution Date, the Rights will separate from the Common Stock, and as soon thereafter as practicable separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date, and such separate Rights Certificates alone will evidence the Rights. Any Rights held by an Acquiring Person, or its associates or affiliates, will be null and void and will not be exercisable.

CONSEQUENCES OF A PERSON OR GROUP BECOMING AN ACQUIRING PERSON

         In the event any person or group becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by an Acquiring Person (which thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value equal to two times the Purchase Price of the Right then in effect. For example, so long as the Purchase Price of a Right is $15.00, if a person or group becomes an Acquiring Person, then each holder of a Right will have the right to purchase shares of Common Stock with a market value of $30.00, based on the market price of the Common Stock immediately prior to the date the person or group became an Acquiring Person.

         In the event that, at any time following the Shares Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction, or (ii) any entity consolidates or merges with or into the Company and the Company is the surviving corporation, but the Common Stock is converted into or exchanged for securities, cash or property of any other entity, or (iii) 50% or more of the consolidated assets or earning power of the Company are sold, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the Purchase Price of the Right then in effect.

TERMS OF PREFERRED SHARES

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each one one-hundredth of a Preferred Share will entitle the holder thereof to a minimum preferential quarterly dividend payment equal to the greater of $.04 per share or the dividend payable on one share of Common Stock. In the event of liquidation, the holders of Preferred Shares will be entitled, with respect each one one-hundredth of a Preferred Share held, to a minimum preferential liquidation payment of the greater of $.16 or the amount payable per share of Common Stock. Each one one-hundredth of a Preferred Share will have one vote, and will vote together with the Common Stock. Finally, in the event of a merger, consolidation or other transaction in which the Common Stock is exchanged, each one one-hundredth of a Preferred Share will entitle the holder thereof to receive the same payment to be received by a holder of one share of Common Stock.

         Due to the nature of the Preferred Shares' dividend, liquidation and voting rights, as described above, the value of one one-hundredth of a Preferred Share should approximate the value of one share of Common Stock. The rights of holders of Preferred Share are protected by customary anti-dilution protections.



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EXPIRATION

         The Rights will expire at the close of business on November 30, 2011 (the "Final Expiration Date"), unless the Final Expiration Date is extended prior thereto by action of the Board of Directors or unless the Rights are earlier redeemed or exchanged by the Company, as described below.

REDEMPTION OF RIGHTS

         At any time prior to the close of the tenth business day following the Shares Acquisition Date, the Company, by action of the Board of Directors, may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment in certain events (the "Redemption Price") payable in cash, Common Stock or any other form of consideration deemed appropriate by the Board of Directors. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

EXCHANGE OF RIGHTS

         At any time after a person or group becomes an Acquiring Person, but before an Acquiring Person becomes the beneficial owner of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by an Acquiring Person, which shall have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right, subject to adjustment.

ANTI-DILUTION PROVISIONS AND ADJUSTMENTS

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of Preferred Shares of certain rights or warrants that subscribes for or purchases Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of Preferred Shares of evidences of indebtedness of assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of a subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustments of the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

         No fractional Preferred Shares will be issued (other than fractions which are intrical multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts). In thereof, a payment in cash will be made based on the market price of the Preferred Shares of the last trading day prior to the date of exercise.

         The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.


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RIGHTS OF RIGHTS HOLDERS

         Until a Right is exercised for Preferred Shares or exchanged for Common Stock, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights is not taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable or are redeemed or exchanged as provided above.

AMENDMENTS

         Prior to the Distribution Date, any of the provisions of the Restated Rights Agreement may be amended by the Board of Directors of the Company without the consent of the holders of the Rights. Thereafter, the provisions of the Restated Rights Agreement may be amended by the Board of Directors of the Company in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely effect the interest of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Restated Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

ITEM 2.  EXHIBITS.

         3.1 Second Restated Certificate of Incorporation of Metretek Technologies, Inc. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3, Registration No. 333-96369).

         4.1 Amended and Restated Rights Agreement, dated as of November 30, 2001, between Metretek Technologies, Inc. and Computershare Investor Services, Inc. (filed herewith).

         4.2 Form of Rights Certificate (Included as Exhibit B to the Amended and Restated Rights Agreement filed herewith).

         4.3 Form of Summary of Rights to Purchase (Included as Exhibit C to the Amended and Restated Rights Agreement filed herewith).




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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        METRETEK TECHNOLOGIES, INC.



Date:  November 30, 2001                By   /s/ W. Phillip Marcum
                                           -------------------------------------
                                            W. Phillip Marcum, President and
                                            Chief Executive Officer




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                                  EXHIBIT INDEX


EXHIBIT NO.        DESCRIPTION
-----------        -----------


   3.1 Second Restated Certificate of Incorporation of Metretek Technologies, Inc. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3,
            Registration No. 333-96369).

   4.1 Amended and Restated Rights Agreement, dated as of November 30, 2001, between Metretek Technologies, Inc. and
            Computershare Investor Services, Inc. (filed herewith).

   4.2 Form of Rights Certificate (Included as Exhibit B to the Amended and Restated Rights Agreement filed herewith).

   4.3 Form of Summary of Rights to Purchase (Included as Exhibit C to the Amended and Restated Rights Agreement filed herewith).